Exhibit 3.1

ARTICLES OF AMENDMENT TO

THE BYLAWS OF

RENASANT CORPORATION

Pursuant to the provisions of Section 79-4-10.20 of the Mississippi Business Corporation Act and in accordance with the Bylaws of Renasant Corporation, the Board of Directors hereby adopts the following Articles of Amendment to the Bylaws of Renasant Corporation:

ONE:	The Bylaws of Renasant Corporation are hereby amended by deleting the first paragraph of Section 5 of Article III of the Bylaws and replacing it in its entirety with the following:

Section 5. The board of directors shall hold regular meetings on such dates and at such times as determined by a majority of the board of directors without the necessity of further notice to the directors. All meetings of the board of directors shall be held in the board of directors room at the principal office of the corporation in Tupelo, Mississippi, unless a different place is fixed by the board of directors.